Filed Pursuant To Rule 433
Registration No. 333-167132
September 7, 2010
Insights into Evaluating ETFs

Table of Contents I. The ETF Industry a.) ETF Industry Growth b.) The Exchange Traded Product Landscape Evolves II. The Index c.) Index Construction d.) Index Methodology III. How to evaluate an ETF? e.) The Provider d.) ETP Structure e.) Total Costs f.) Index Replication Strategy IV, Notes on Performance and Disclosure Statements

Projected Industry Growth US ETF industry assets are expected to approach $2 trillion by 2013 $2,000 $1,866 $1,800 $1,556 $1,600 $1,400 $1,276 bil) $1,200 $1,023 $ ( $1,000 Assets $800 $600 $400 $200 $0 2010E 2011E 2012E 2013E Year Source: Cerulli Associates p. 3

US ETF Growth in Assets and Funds Assets as of June 30, 2010 $900 900 $800 800 $700 700 $600 600 $500 500 $400 400 # of ETFs $300 300 Assets in Billions $200 200 $100 100 $0 0 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 YTD Assets # of Funds There are now 897 ETFs with approximately $772 billion in assets 90 new ETFs launched in 2009 and another 44 have launched so far this year Assets continue to grow — +240% since 2004, +45% since 2008. Source: SSgA Strategy & Research, Bloomberg, as of 06/30/2010 p. 4

The Exchange Traded Landscape Greater Diversification of Investment Choices Diversification of ETF Market Fixed Income ETFs represent 16% of ETF assets $800,000 $700,000 Nov. 2004: Launch of SPDR Gold Shares (GLD) $600,000 as first commodity ETF MIL) $500,000 $ $400,000 Assets ( $300,000 $200,000 $100,000 $0 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 YTD Year US Equity Commodity Currency Fundamental Fixed Income Global/International Specialty Source: State Street, Bloomberg, as of 06/30/2010 p. 5

US Fixed Income ETF Growth in Assets and Funds Assets as of June 30, 2010 $120 120 $100 100 $80 80 $60 122 60 # of ETFs 100.1 Assets in Billions $40 40 56.5 $20 34.8 20 $0 0 2002 2003 2004 2005 2006 2007 2008 2009 YTD 2010 Assets # of Funds There were 6 fixed income ETFs at the end of 2006—42 launched in 2007 There are now 102 fixed income ETFs with approximately $122 Billion in assets Bond ETFs represent 15.8% of total ETF assets — 71% asset growth in 2007 — 62% asset growth in 2008 — 78% asset growth in 2009 — 21% asset growth YTD 2010 Source: SSgA Strategy & Research, Bloomberg, as of June 30, 2010 p. 6

Evaluating an Index

Index Construction Several different index weighting schemes have emerged that diverge from their more traditional market-capitalization weighted counterparts Index Weighting Scheme Description Examples ETFs Market-Capitalization Stocks are weighted by their S&P 500, S&P Midcap SPY, MDY, IWM representative market 400, Russell 1000 capitalization. Price-Weighted Stocks weight by their DJIA, DJTA DIA respective price per share Fundamentally-Weighted Respective companies S&P High Yield SDY weighted by fundamental Dividend Aristocrats characteristics such as Index, FTSE/RAFI US dividends, revenue or 1000 Index earnings Equal-Weighted All component stocks S&P Homebuilders XHB, KBE receive the same weighting Index, KBW Bank Index p. 8

Weighting Scheme The index weighting can result in an unintended bias towards a specific sector Markey-Cap vs. Fundamentally Weighted ETFs 45 40 35 30 25 SPDR S&P MidCap 400 (MDY) %Weight 20 WisdomTree MidCap Dividend Fund (DON) 15 10 5 0 s [l] [l] s gy [r] e s s ary a i o ial rgy [i] es l e ia [n] [l] r c o Ca e vices tio str [t] tap r an e u hn Ene Utilit S e n r [c] Ma r S Fi c Ind Te ealth Dis H n ume o ns ication rmati Co n f o Consumer I n ecommu l Te Sector Source: FactSet, SSgA Strategy & Research. As of 6/30/2010. p. 9

Index Construction & Weighting Other Considerations: Value and Growth Breakdown Market Capitalization Distribution Index Transparency and Accessible Data Turnover/Reconstitution

GXC vs. FXI ETF Characteristic SPDR S&P China iShares FTSE/Xinhua China 25 Ticker GXC FXI Expense Ratio 0.59% 0.74% Index Membership Publicly traded companies 25 of the largest Chinese in China with a market cap companies > 100 million Index Holdings 338 25 ETF Holdings 136 26% Large Cap (> $10b) 67.4 99.3% Mid Cap ($2b-$10b) 28.8 0.7% Small Cap (< $2b) 3.8 0.0 Avg. Daily $ Volume (000)* $5,731 $1,050,764 June Avg. Bid/Ask Spread $0.06 $0.01 Net Assets ($Mil) $521 $7,754 Source: Bloomberg, FactSet, NYSE Arcavision, SSgA Strategy & Research, As of 6/30/2010 *20 day average as of 6/30/2010 p. 11

Market Cap Attribution December 31, 2008 — June 30, 2010 SPDR S&P China (GXC) iShares FTSE/Xinhua China 25 (FXI) Avg. Total Contribution Avg. Total Contribution Weight Return to Return Weight Return to Return Large Cap 52.73 44.68 24.87 65.97 54.65 34.86 Mid Cap 24.78 69.38 15.61 28.56 40.70 13.80 Small Cap 22.49 87.88 17.51 5.47 51.81 2.18 Total 100.00 57.99 57.99 100.00 50.84 50.84 Key Takeaways 1. In 2009, small cap equities were the best performing market capitalization segment in China. GXC has been well positioned as a result of its market cap diversification. 2. Broad exposure to Chinese equity markets should include diversification at the security, sector, and market cap level. Source: FactSet, As of 6/30/2010 Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit www.spdrs.com for most recent month-end performance. p. 12

Standard Fund Performance (As of 6/30/2010) Annualized Returns through June 30, 2010 (not annualized if less than 1 year) 20 15 10 Return SPDR S&P China (MKT) SPDR S&P China (NAV) 5 iShares FTSE/Xinhua China 25 Index (MKT) iShares FTSE/Xinhua China 25 Index (NAV) 0 -5 YTD 1 year 3 years 5 years S ince Inception Since YTD 1 year 3 years 5 years Inception SPDR S&P China (MKT) -6.17% 11.23% 1.25% N/A 8.49% SPDR S&P China (NAV) -5.56% 13.22% 1.98% N/A 8.79% iShares FTSE/Xinhua China 25 Index (MKT) -6.37% 3.66% -1.18% 17.58% 17.49% iShares FTSE/Xinhua China 25 Index (NAV) -5.66% 6.29% -0.21% 18.01% 18.10% Source: Zephyr StyleADVISOR, as of 6/30/2010. Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit www.spdrs.com for most recent month-end performance. p. 13

How to Evaluate an ETF

The Provider — Top 20 ETF Providers Manager # of ETFs Assets ($ Mil) Market Share (%) Blackrock 205 360,374.90 46.7 State Street 92 185,126.00 24.0 Vanguard 46 102,567.20 13.3 BNY 6 26,725.70 3.5 ProShares 111 25,380.80 3.3 Van Eck 25 14,461.50 1.9 Powershares 112 14,004.60 1.8 Powershares/DB Commodity Svcs. 11 9,572.80 1.2 WisdomTree 42 6,197.70 0.8 Direxion Shares 34 5,923.20 0.8 Rydex 28 5,689.70 0.7 United States Commodity Funds 8 5,104.70 0.7 Claymore 42 2,582.60 0.3 First Trust Advisors 43 2,579.10 0.3 ETF Securities USA 4 1,572.40 0.2 PIMCO 10 1,476.80 0.2 Schwab 8 1,212.50 0.2 Revenue Shares 6 430.60 0.1 GreenHaven 1 243.10 0.0 Global X Management Co LLC/ETF 11 242.00 0.0 Source: SSgA Strategy & Research. As of 6/30/2010. p. 15

What to look for in an ETF provider... Size & History Scale Commitment to Portfolio Management the Industry Expertise Product Support Resources Capabilities p. 16

ETF Concentration 86% of ETF assets are concentrated in the top 124 ETFs $665.6 billion is in the 124 ETFs with $1 billion or more in assets 480 ETFs have less than $100 million in assets (53.5% of the ETFs) and represent only 1.7% ($13 billion) of all ETF assets Only 20% of ETFs have more than $500M in Assets $400 400 $350 350 $300 300 $250 250 $200 200 $150 150 $100 100 $50 50 $0 0 <$50M $50-$100M $100-$500M $500M — $1B $1-5B $5-10B >$10B Assets # of ETFs < $50M $50M -$100M $100M -$500M $500M — $1B $1 — 5B $5 — 10B > $10B # of ETFs 393 87 236 57 93 19 12 Combined Assets $6.9B $6.0B $55.6B $38.1B $214.2B $130.9B $320.4B Source: SSgA Strategy & Research, as of June 30, 2010 p. 17

ETP Structures

Exchange Traded Product Structures 1940 Act Open-End Unit Investment Fund Trust • Not required to fully replicate • Original ETF Structure • May use optimization or sampling • Fully Replicate Index • Dividends can be reinvested in • Dividends cannot be reinvested additional securities in additional securities • Securities Lending Permitted • No securities lending • Majority of new ETFs • Ex: SPDR S&P 500 (SPY), Dow Diamonds (DIA) p. 19

Exchange Traded Product Structures 1933 Act Grantor Exchange Traded Trust Note • Beneficial Ownership interest in • Debt instruments organized like trust’s underlying asset structured products • Taxed as though investor owns • Principal risk is market risk and underlying security issuer credit risk • Ex: SPDR Gold Shares (GLD) • No dividend distributions • Capital gains realized on sale, redemption, or maturity p. 20

A Look at Total Costs

Explicit Costs of using ETFs Expense Ratio + Commissions = Total Explicit Cost Type of Fund Average Expense Ratio (bps) Exchange-Traded Funds Equity 52 bps Fixed Income 23 bps Overall ETF 52 bps Open-end Mutual Funds Active Equity Fund 130 bps Equity Index Fund 70 bps Bond Fund 93 bps Source: Morgan Stanley. As of 2/29/08. p. 22

Implicit Costs of using ETFs 1.) Trading Costs — Bid/Offer Spread — Premiums/Discounts - Creation/Redemption cost — Market Depth — Liquidity of underlying securities 2.) Rebalancing Costs - Trading Costs that result from rebalancing a portfolio to the initial target allocation should be considered 3.) Tracking Error — Difference between fund and index performance — Fully-replicated funds tend to exhibit low tracking error — Optimized or sampled funds tend to have wider tracking error — “Fund-Friendliness” of index should be considered...Is it going to be easy to sample? p. 23

What is Optimization? Employ proprietary optimization Barclays Capital Municipal Managed Money Index = • 19,230 issues software to match index characteristics (i.e., yield, duration, sector, issuer) • Specify Constraints (liquidity, transaction costs) • Arrive at optimal number of holdings that to match risk return characteristics •Ultimate objective is to minimize tracking error and transaction costs SPDR Nuveen Barclays Capital Municipal Bond ETF (TFI) = 324 issues Source: SSgA Strategy & Research. As of 8/24/2010. p. 24

State Street Global Advisors' Family of Exchange Traded Funds

SPDR ETF Equity Products

Core	
Dow Diamonds	DIA
SPDR S&P 500	SPY
SPDR S&P Dividend	SDY
SPDR DJ Global Titans	DGT
SPDR DJ Wilshire Large Cap	ELR
SPDR DJ Wilshire Mid Cap	EMM
SPDR DJ Wilshire Small Cap	DSC
SPDR DJ Wilshire Total Market	TMW
SPDR Wells Fargo® Preferred Stock	PSK
Sector	
Consumer Discretionary Select Sector SPDR	XLY
Consumer Staples Select Sector SPDR	XLP
Energy Select Sector SPDR	XLE
Financial Select Sector SPDR	XLF
Health Care Select Sector SPDR	XLV
Industrial Select Sector SPDR	XLI
Materials Select Sector SPDR	XLB
Technology Select Sector SPDR	XLK
Utilities Select Sector SPDR	XLU
SPDR Morgan Stanley Technology	MTK
International Sector	
SPDR S&P International Consumer Discretionary Sector	IPD
SPDR S&P International Consumer Staples Sector	IPS
SPDR S&P International Energy Sector	IPW
SPDR S&P International Financial Sector	IPF
SPDR S&P International Health Care Sector	IRY
SPDR S&P International Industrial Sector	IPN
SPDR S&P International Materials Sector	IRV
SPDR S&P International Technology Sector	IPK
SPDR S&P International Telecommunications Sector	IST
SPDR S&P International Utilities Sector	IPU

Industry	
SPDR S&P Biotech	XBI
SPDR S&P Homebuilders	XHB
SPDR S&P Metals & Mining	XME
SPDR S&P Oil & Gas Equip. & Services	XES
SPDR S&P Oil & Gas Explor. & Production	XOP
SPDR S&P Pharmaceuticals	XPH
SPDR S&P Retail	XRT
SPDR S&P Semiconductor	XSD
SPDR DJ Wilshire REIT	RWR
SPDR KBW Bank	KBE
SPDR KBW Capital Markets	KCE
SPDR KBW Insurance	KIE
SPDR KBW Mortgage Finance	KME
SPDR KBW Regional Banking℠	KRE
Commodities	
SPDR Gold Shares	GLD
Style	
SPDR DJ Wilshire Large Cap Growth	ELG
SPDR DJ Wilshire Large Cap Value	ELV
SPDR DJ Wilshire Mid Cap Growth	EMG
SPDR DJ Wilshire Mid Cap Value	EMV
SPDR DJ Wilshire Small Cap Growth	DSG
SPDR DJ Wilshire Small Cap Value	DSV

p. 25

State Street Global Advisors' Family of Exchange Traded Funds

International

SPDR DJ EURO STOXX 50®	FEZ
SPDR DJ STOXX 50®	FEU
SPDR DJ Wilshire International Real Estate	RWX
SPDR FTSE/Macquarie Global Infrastructure 100	GII
SPDR MSCI ACWI ex-US	CWI
SPDR Russell/Nomura PRIME™ Japan	JPP
SPDR Russell/Nomura Small Cap ™ Japan	JSC
SPDR S&P BRIC 40	BIK
SPDR S&P International Dividend	DWX
SPDR S&P International Small Cap	GWX
SPDR S&P World ex-US	GWL
SPDR S&P Emerging Markets	GMM
SPDR S&P Emerging Asia Pacific	GMF
SPDR S&P Emerging Europe	GUR
SPDR S&P Emerging Latin America	GML
SPDR S&P Emerging Middle East & Africa	GAF
SPDR S&P China ETF	GXC
SPDR S&P Russia ETF	RBL
SPDR S&P International Mid Cap ETF	MDD
SPDR DJ Wilshire Global Real Estate ETF	RWO
SPDR S&P Emerging Markets Small Cap ETF	EWX

SPDR ETF Fixed Income Products

Short	
SPDR Barclays Capital 1-3 Month T-Bill	BIL
SPDR Barclays Capital Short Term Corporate Bond	SCPB
Intermediate	
SPDR Barclays Capital TIPS	IPE
SPDR Barclays Capital Intermediate Term Credit	ITR
SPDR Barclays Capital Intermediate Term Treasury	ITE
Long	
SPDR Barclays Capital Long Term Credit	LWC
SPDR Barclays Capital Long Term Treasury	TLO
Aggregate	
SPDR Barclays Capital Aggregate Bond	LAG
Munis	
SPDR S&P VRDO Municipal Bond	VRD
SPDR Barclays Capital Municipal Bond	TFI
SPDR Barclays Capital California Municipal Bond	CXA
SPDR Barclays Capital New York Municipal Bond	INY
SPDR Barclays Capital Short Term Municipal Bond	SHM
SPDR Barclays Capital Build America Bond	BABS
International	
SPDR DB International Government Inflation-Protected Bond	WIP
SPDR Barclays Capital International Treasury Bond	BWX
SPDR Barclays Capital Short Term International Treasury Bond	BWZ
SPDR Barclays Capital International Corporate	IBND
High Yield	
SPDR Barclays Capital High Yield Bond	JNK
Mortgage	
SPDR Barclays Capital Mortgage Backed Bond	MBG
Convertibles	
SPDR Barclays Capital Convertible Bond	CWB

p. 26

Disclosure For Investment Professional Use Only. ETFs trade like stocks, are subject to investment risk and will fluctuate in market value. Foreign investments involve greater risks than U.S. investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets. Securities focused on a single country involve heightened risk and volatility. Inception Dates: SPDR S&P China ETF (GXC) — 3/19/2007; iShares FTSE/Xinhua China 25 (FXI) — 10/5/2004 Although the statements of fact and data in this presentation have been obtained from, and are based upon, sources believed to be reliable, SSgA does not guarantee their accuracy, and any such information may be incomplete or condensed. All opinions included in this presentation constitute the judgment of SSgA as of the date of this report and are subject to change without notice. Shares of the State Street ETFs are not insured by the FDIC or by another governmental agency; they are not obligations of the FDIC nor are they deposits or obligations of or guaranteed by State Street Bank and Trust Company. State Street ETFs are subject to investment risks, including possible loss of the principal invested. The trademarks and service marks contained herein are the property of their respective owners. Third-party data providers make no warranties or representations of any kind relating to the accuracy, completeness or timeliness of the data provided and not have liability for damages of any kind relating to such data. In general, fund shares can be expected to move up or down in value with the value of the applicable index. Although shares may be bought and sold on the exchange through any brokerage account, shares are not individually redeemable from the Fund. Investors may acquire shares and tender them for redemption through the Fund in Creation Unit Aggregations only, please see the prospectus for more details. The Dow Jones Wilshire IndexesSM are calculated and distributed by Dow Jones Indexes pursuant to an agreement between Dow Jones & Company, Inc. and Wilshire Associates Incorporated. Dow Jones and Wilshire are the respective service marks of Dow Jones and Wilshire Associates and have been licensed for use by State Street Bank and Trust Company. State Street ETFs products, based on the Dow Jones Wilshire Indexes are not sponsored, endorsed, sold, or promoted by Dow Jones or Wilshire and neither makes any representation regarding the advisability of investing in them. Inclusion of a company in the Dow Jones Wilshire Indexes does not in any way reflect an opinion of Dow Jones or Wilshire on the investment merits of the company. Dow Jones, STOXX, DJ STOXX 50 and DJ EURO STOXX 50 are trademarks and/or service marks of Dow Jones & Company, Inc. and/or STOXX Limited and have been licensed for certain purposes by State Street Bank and Trust Company. The products are not sponsored, endorsed, sold or promoted by Dow Jones or STOXX and neither Dow Jones nor STOXX makes any representation regarding the advisability of trading in such products. The Morgan Stanley Technology Index is exclusive property of Morgan Stanley. Morgan Stanley is a service mark of Morgan Stanley and has been licensed for use by State Street Bank and Trust Company. SPDR22 is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations and important information that could affect investors’ rights are described in the prospectus for the applicable product. p. 27

Disclosure (cont’d) The Russell/Nomura PRIMETM Index and Russell/Nomura Small CapTM Index are trademarks of Russell Investment Group and Nomura Securities Co., Ltd. and have been licensed for use by State Street Bank and Trust Company through its State Street Global Advisors Division. The Products are not sponsored, endorsed, sold or promoted by Russell Investment Group or Nomura Securities Co., Ltd. and neither party makes any representation regarding the advisability of investing in the Product. The MSCI ACWISM Index is a trademark of Morgan Stanley Capital International. The financial products described herein are indexed to an MSCI index. The financial products referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial products or any index which such financial products are based. The MSCI World Real Estate IndexSM is a trademark of Morgan Stanley Capital International. The financial products described herein are indexed to an MSCI index. The financial products referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial products or any index on which such financial products are based. The Macquarie Global Infrastructure 100 Index is a trademark of Macquarie and has been licensed for use by State Street Bank and Trust Company through its State Street Global Advisors Division. The SPDR® FTSE/Macquarie Global Infrastructure 100 ETF is not in any way sponsored, endorsed, managed, sold or promoted by FTSE International Limited (“FTSE”), Macquarie Bank Limited or its affiliates or subsidiaries, the London Stock Exchange Plc (the “Exchange”) or by The Financial Times Limited (“FT”). For further important information and disclaimers regarding Macquarie, see www.spdrs.com. KBW ETFs are not sponsored, endorsed, sold or promoted by Keefe, Bruyette & Woods (“KBW”). KBW makes no representation or warranty, express or implied, to the owners of the KBW ETFs or any member of the public regarding the advisability of investing in securities generally or in the KBW ETFs particularly or the ability of the KBW Capital Markets, Bank, Insurance and Regional Banking Indexes to track general stock market performance. KBW’s only relationship to State Street Bank and Trust Company is the licensing of certain trademarks and trade names of KBW and of the KBW Capital Markets, Bank, Insurance and Regional Banking Indexes which are determined, composed and calculated by KBW without regard to State Street Bank and Trust Company or the KBW ETFs. KBW has no obligation to take the needs of State Street Bank and Trust Company or the owners of the KBW ETFs into consideration in determining, composing or calculating the KBW Capital Markets, Bank, Insurance and Regional Banking Indexes. KBW is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of the KBW ETFs. KBW has no obligation or liability in connection with the administration, marketing or trading of the KBW ETFs. The SPDR Gold Shares Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053. “AIG”, “Dow Jones-AIG Commodity Index”, and “DJ-AIGCI” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. (American International Group), as the case may be, and have been licensed for use for certain purposes by State Street Global Advisors (SSgA). SSgA’s Enhanced Dow Jones — AIG Commodities Index Strategy based on the Dow Jones — AIG Commodity Index is not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. (AIGI), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such product(s). p. 28

Disclosures (cont.) The Financial Times and Actuaries (FT-A) Index names are trademarks of the Financial Times, Institute and Faculty of Actuaries, Goldman Sachs and County Net West. “FTSE®”, “FT-SE ®” and “Footsie®” are trademarks jointly owned by the London Stock Exchange Plc and The Financial Times Limited, and is used by FTSE International Limited under licence. “All-World”, “All-Share” and “All-Small” are trademarks of FTSE International Limited. FTSE indexes are calculated by FTSE International Limited. FTSE International Limited does not sponsor, endorse or promote this product and is not in any way connected to it and does not accept any liability in relation to its issue, operation and trading. All copyright in the index values and constituent list vests in FTSE International Limited. SSgA has obtained full licence from FTSE International Limited to use such copyright in the creation of this product. GSCI® is a registered mark of Goldman, Sachs & Co. The IFC Investable Indexes are service marks of International Finance Corporation. The Barclays Capital Index names are trademarks of Barclays Capital Brothers, Inc. The MSCI/BARRA index names are trademarks of BARRA, Inc. Each Russell Index is a trademark of the Frank Russell Company. RussellTM is a trademark of the Frank Russell Company. Salomon Brothers Indexes are trademarks of Salomon Smith Barney, Inc. or its affiliates. The TSE Index names are trademarks of the Toronto Stock Exchange. The Wilshire Index names are trademarks of Wilshire Financial Services. SSgA® Funds is a service mark of State Street Corporation. Distributor: State Street Global Markets, LLC, member FINRA, SIPC a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other important information, call 1.866.787.2257 or visit www.spdrs.com. Read it carefully. IBG-1264 Exp. Date: 10/20/2010 p. 29

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.